UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Arrival

(Name of Issuer)

Ordinary Shares, €0.10 per share

(Title of Class of Securities)

L0423Q108

(CUSIP Number)

Csaba Horváth

Kinetik S.à r.l.

60A, rue des Bruyères, L-1274 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0423Q108	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. Kinetik S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 382,905,682
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 382,905,682
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 382,905,682
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. Kinetik Finance SARL
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 78,970,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 78,970,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,970,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. The Kinetik Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 463,275,682
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 463,275,682
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,275,682
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	Page 5 of 9 Pages

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the ordinary shares, nominal value €0.10 per share (the “Ordinary Shares”), of Arrival, a joint stock company governed by the laws of the Grand Duchy of Luxembourg (the “Issuer”), filed by the Reporting Persons (as defined below) on March 24, 2021, as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2021 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. The first paragraph of paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

This joint statement on Schedule 13D is being filed by Kinetik S.à r.l., a private limited company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg (“Kinetik”), Kinetik Finance SARL, a private limited company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg and a subsidiary of Kinetik (“Kinetik Finance”), and The Kinetik Foundation (the “Foundation,” and together with Kinetik and Kinetik Finance, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement dated April 7, 2022, a copy of which is filed as Exhibit 6 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.

2. Paragraph (b) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

The address of the principal business and the principal office of each of the Reporting Persons is 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg.

3. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 636,775,162 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s press release furnished as Exhibit 99.1 to the report of foreign private issuer on Form 6-K filed by the Issuer on March 2, 2022. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of April 7, 2022, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Kinetik beneficially owns 382,905,682 Ordinary Shares, or approximately 60.1% of the outstanding Ordinary Shares, Kinetik Finance beneficially owns 78,970,000 Ordinary Shares, or approximately 12.4% of the outstanding Ordinary Shares, the Foundation beneficially owns 461,875,682 Ordinary Shares, or approximately 72.5% of the outstanding Ordinary Shares, and the Reporting Persons beneficially own, in the aggregate, 461,875,682 Ordinary Shares, or approximately 72.5% of the outstanding Ordinary Shares.

CUSIP No. L0423Q108	Page 6 of 9 Pages

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than Kinetik as set forth in the table below, effected any transaction in the Ordinary Shares during the period from February 7, 2022 (the date 60 days prior to the filing of this Schedule 13D) to April 8, 2022 (the “Reporting Period”):

Date of Sale	Shares Sold (#)	Sale Price per Share ($)
3/24/2022	200,000	$4.0295	[1]
3/25/2022	200,000	$3.7755	[2]
3/28/2022	200,000	$3.5466	[3]
3/29/2022	300,000	$3.8995	[4]
3/30/2022	300,000	$3.9488	[5]
3/31/2022	200,000	$3.7542	[6]

The above listed transactions were conducted in the ordinary course of business on the open market for cash. The sale prices do not reflect brokerage commissions paid.

During the Reporting Period, Kinetik and Kinetik Finance entered into the Forward Transactions described in Item 6, which is incorporated by reference into this Item 5(c).

4. Item 6 of the Schedule 13D shall hereby be amended by inserting the following new paragraph at its beginning:

[1]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.98 to $4.085, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.705 to $4.03, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.53 to $3.565, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.83 to $3.975, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.81 to $4.06, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.70 to $3.845, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 7 of 9 Pages

The following description of certain agreements and other documents does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreements and other documents, copies of which are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

5. Item 6 of the Schedule 13D shall hereby be amended by replacing the last sentence of the fifth paragraph with the following sentence:

On September 3, 2021, Kinetik Finance pledged 25,518,500 additional Pledge Shares under the Loan Agreement. On December 17, 2021, Kinetik transferred 3,200,000 Ordinary Shares to Kinetik Finance as additional Pledge Shares. Following such transfer, Kinetik Finance pledged 21,964,000 additional Pledge Shares under the Loan Agreement, constituting substantially all of the remaining Pledge Shares.

6. Item 6 of the Schedule 13D shall hereby be amended by replacing the last paragraph with the following:

On April 7, 2022, Kinetik Finance entered into Master Terms and Conditions for Prepaid Share Forward Transactions (together with all supplements, annexes and attachments thereto, as each may be amended from time to time, the “Master Confirmation”) with Citibank and Citigroup Global Markets Inc., as custodian, setting forth the terms and conditions for a certain prepaid share forward transaction with respect to up to 25,350,000 Ordinary Shares held by Kinetik (the “Forward Transaction”). In connection with the transactions contemplated by the Master Confirmation, Kinetik Finance granted a security interest to Citibank with respect to 25,350,000 Ordinary Shares (the Master Confirmation together with the other agreements, instruments and other documents relating to the Forward Transaction, the “Forward Transaction Agreements”). The proceeds of the Forward Transaction will be applied to repay the Loan.

The terms of the Forward Transaction are specified in a separate Supplemental Confirmation attached to the Master Confirmation. The transaction is divided into 35 individual components (each, a “Component”). The Supplemental Confirmation sets forth the terms applicable to each Component, including without limitation the number of Ordinary Shares and scheduled valuation dates for each Component.

With respect to each scheduled valuation date, Kinetik Finance may elect cash settlement or physical settlement for the corresponding Ordinary Shares except in the event that Kinetik Finance or any of its affiliates or other related persons becomes subject to certain sanctions or is in breach of certain undertakings set forth in the Master Confirmation, in which case physical settlement method would automatically apply under the Forward Transaction Agreements.

CUSIP No. L0423Q108	Page 8 of 9 Pages

7. Item 7 of the Schedule 13D shall hereby be amended by adding the following exhibits:

Exhibit 6	Joint Filing Agreement dated April 7, 2022.

Exhibit 7	Master Confirmation dated April 7, 2022.

Exhibit 8	Supplemental Confirmation dated April 7, 2022.

8. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

CUSIP No. L0423Q108	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	April 11, 2022

KINETIK S.À R.L.

By:	/s/ Csaba Horvath
Name:	Csaba Horvath
Title:	Manager

KINETIK FINANCE SARL

By:	/s/ Gilles Dusemon
Name:	Gilles Dusemon
Title:	Manager

THE KINETIK FOUNDATION

By:	/s/ Miriam Levy Turner
Name:	Miriam Levy Turner
Title:	Councillor

By:	/s/ Gavin Ferguson
Name:	Gavin Ferguson
Title:	Councillor

CUSIP No. L0423Q108

Exhibit 6

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of April 8, 2022, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of ordinary shares of Arrival, a joint stock company governed by the laws of the Grand Duchy of Luxembourg, and such statement to which this Joint Filing Agreement is attached as Exhibit 6 is filed on behalf of each of the undersigned.

DATE:	April 11, 2022

KINETIK S.À R.L.

By:	/s/ Csaba Horvath
Name:	Csaba Horvath
Title:	Manager

KINETIK FINANCE SARL

By:	/s/ Gilles Dusemon
Name:	Gilles Dusemon
Title:	Manager

THE KINETIK FOUNDATION

By:	/s/ Miriam Levy Turner
Name:	Miriam Levy Turner
Title:	Councillor

By:	/s/ Gavin Ferguson
Name:	Gavin Ferguson
Title:	Councillor

Exhibit 7

Execution Version

MASTER TERMS AND CONDITIONS FOR PREPAID SHARE FORWARD TRANSACTIONS

BETWEEN CITIBANK, N.A. AND KINETIK FINANCE SARL

The purpose of this Master Terms and Conditions for Prepaid Share Forward Transactions (including the Annexes hereto, the “Master Confirmation”), dated as of April 7, 2022 is to set forth certain terms and conditions for one or more prepaid share forward transactions that Kinetik Finance SARL, a private limited company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg, having its registered office at 60A, rue des Bruyères, L-1274 Howald and registered with the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés, Luxembourg) under number B 254082 (“Counterparty”) will enter into with Citibank, N.A. (“Citibank”) from time to time. Each such transaction (a “Transaction”) entered into between Citibank and Counterparty that is to be subject to this Master Confirmation shall be evidenced by a supplemental confirmation substantially in the form of Annex A hereto (a “Supplemental Confirmation”), with such modifications thereto as to which Counterparty and Citibank mutually agree. This Master Confirmation and a Supplemental Confirmation together shall constitute a “Confirmation” as referred to in the Agreement specified below.

1. The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”), as published by the International Swaps and Derivatives Association, Inc. (“ISDA”), are incorporated into this Master Confirmation.

This Master Confirmation and a Supplemental Confirmation evidence a complete binding agreement between Citibank and Counterparty as to the terms of the Transaction to which this Master Confirmation and such Supplemental Confirmation relate. This Master Confirmation and each Supplemental Confirmation form a part of, and are subject to an agreement in the form of the ISDA 2002 Master Agreement, as published by ISDA, as if Citibank and Counterparty had executed that agreement on the date hereof (without any Schedule but with the modifications and elections set forth herein, the “Agreement”). All provisions contained in the Agreement govern this Master Confirmation and each Supplemental Confirmation except as expressly modified herein or in the related Supplemental Confirmation. For the avoidance of doubt, the Transactions under this Master Confirmation shall be the only transactions under the Agreement and shall not be subject to any other (existing or deemed) master agreement to which Citibank and Counterparty are parties.

THIS MASTER CONFIRMATION, EACH SUPPLEMENTAL CONFIRMATION, THE AGREEMENT AND ANY RIGHT, REMEDY, OBLIGATION, CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT, TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS MASTER CONFIRMATION, EACH SUPPLEMENTAL CONFIRMATION, THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CHOICE OF LAW DOCTRINE. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES COURT FOR THE SOUTHERN DISTRICT OF NEW YORK IN CONNECTION WITH ALL MATTERS RELATING HERETO AND THERETO OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS. NOTHING IN THIS PROVISION SHALL PROHIBIT EITHER PARTY FROM BRINGING AN ACTION TO ENFORCE A MONEY JUDGMENT IN ANY OTHER JURISDICTION.

If, in relation to any Transaction to which this Master Confirmation and a Supplemental Confirmation relate, there is any inconsistency between the Agreement, this Master Confirmation, such Supplemental Confirmation, and the Equity Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (i) such Supplemental Confirmation; (ii) this Master Confirmation; (iii) the Equity Definitions; and (iv) the Agreement.

Each party will make each payment specified in this Master Confirmation or a Supplemental Confirmation as being payable by such party, not later than the due date for value on that date in the place of the account specified below or otherwise specified in writing, in freely transferable funds and in a manner customary for payments in the required currency.

This Master Confirmation and the Agreement, together with the Supplemental Confirmation relating to a Transaction, shall constitute the written agreement between Counterparty and Citibank with respect to such Transaction. For purposes of the Equity Definitions, each Transaction is a Share Forward Transaction.

2. Set forth below are the general terms and conditions related to the prepaid share forward transactions which, together with the terms and conditions set forth in the Supplemental Confirmation (in respect of the related Transaction), shall govern such Transaction.

General Terms:

Trade Date:	For each Transaction, as set forth in the related Supplemental Confirmation.

Seller:	Counterparty.

Issuer:	Arrival, a public limited liability company (societe anonyme) governed by the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg register of commerce and companies (Registre de Commerce et des Societes de Luxembourg) under number B 248209.

Buyer:	Citibank.

Shares:	The ordinary shares, par value EUR 0.10 per share, of the Issuer (Exchange symbol “ARVL”), or security entitlements in respect thereof.

Components:	Each Transaction shall be divided into individual Components, each with the terms set forth in this Master Confirmation and the related Supplemental Confirmation, and in particular with the Number of Shares and Scheduled Valuation Dates set forth in the related Supplemental Confirmation. The payments and deliveries to be made upon settlement of each Transaction will be determined separately for each Component as if each Component were a separate Transaction under the Agreement.

Number of Shares:	For each Component of a Transaction, as set forth in the related Supplemental Confirmation.

Prepayment:	Applicable.

Prepayment Amount:	For each Transaction, as set forth in the related Supplemental Confirmation.

Prepayment Date:	For each Transaction, as set forth in the related Supplemental Confirmation.

Variable Obligation:	For each Transaction, as set forth in the related Supplemental Confirmation.

Exchange:	The NASDAQ Global Select Market.

Related Exchange(s):	All Exchanges.

Clearance System:	The Depository Trust Company.

Valuation:

In respect of any Component:

Valuation Dates:	As set forth in the related Supplemental Confirmation (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day that is not already a Valuation Date for another Component under any Transaction); provided that, if that date is a Disrupted Day, the Valuation Date for such Component shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day and that is not or is not deemed to be a Valuation Date in respect of any other Component under any Transaction; provided, further, that, if the Valuation Date for any Component has not occurred pursuant to the preceding proviso as of the Final Disruption Date for such Transaction, the Final Disruption Date shall be the Valuation Date for such Component (irrespective of whether such day is a Valuation Date in respect of any other Component) and the Settlement Price for the Final Disruption Date shall be determined by the Calculation Agent in a commercially reasonable manner. Notwithstanding the foregoing and anything to the contrary in the Equity Definitions, if a Market Disruption Event occurs on any Valuation Date, the Calculation Agent may determine that such Valuation Date is a Disrupted Day only in part, in which case (i) the Calculation Agent shall make adjustments to the Number of Shares for the relevant Component for which such day shall be the Valuation Date and shall designate the Scheduled Trading Day determined in the manner described in the immediately preceding sentence as the Valuation Date for the remaining Shares for such Component, and (ii) the Settlement Price for such Disrupted Day shall be determined by the Calculation Agent based on transactions in the Shares on such Disrupted Day taking into account the nature and duration of such Market Disruption Event on such day. Section 6.6 of the Equity Definitions shall not apply to any Valuation Date.

Final Disruption Date:	For each Transaction, as set forth in the related Supplemental Confirmation.

Market Disruption Event:	The definition of “Market Disruption Event” in Section 6.3(a) of the Equity Definitions is hereby amended by replacing the words “at any time during the one-hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time” with the words “at any time on any Scheduled Trading Day that otherwise would be a Valuation Date” and replacing the words “or (iii) an Early Closure” with “(iii) an Early Closure that the Calculation Agent determines is material or (iv) a Regulatory Disruption.”

Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term “Scheduled Closing Time” in the fourth line thereof.

Regulatory Disruption:	Any event that Citibank, in its good faith, reasonable discretion, determines, based on the advice of counsel, makes it appropriate with regard to any legal, regulatory or self-regulatory requirements or related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by Citibank), for Citibank to refrain from or decrease any market activity in connection with the relevant Transaction; provided that such requirements, policies or procedures are generally applicable to transactions in similar situations as the Transactions hereunder and that Citibank shall apply them to the Transactions hereunder in a non-discriminatory manner. Whenever a Regulatory Disruption occurs, Citibank shall notify Counterparty of such occurrence as soon as reasonably practicable under the circumstances and of any Valuation Date(s) affected by it.

Settlement Terms:

In respect of any Component:

Settlement Method Election:	Applicable; provided that, except as provided in the next proviso, the same settlement method shall apply to each Component of a Transaction; provided, further, that (a) Counterparty shall not be entitled to elect Cash Settlement (and, accordingly, the Default Settlement Method of Physical Settlement shall apply automatically) if (i) a Sanctions Event (as defined below) has occurred prior to Counterparty’s election or (ii) a Sanctions Event has occurred after Counterparty’s election but prior to Counterparty having paid the Initial Cash Settlement Amount and (b) if Counterparty has properly elected Cash Settlement and a Sanctions Event occurs after Counterparty has paid the Initial Cash Settlement Amount, then Cash Settlement shall apply to each Valuation Date occurring prior to the occurrence of such Sanctions Event and Physical Settlement shall apply automatically to each Valuation Date occurring on or after the occurrence of such Sanctions Event.

Electing Party:	Counterparty.

Settlement Method Election Date:	For each Transaction, the date that is three Scheduled Trading Days before the first Scheduled Valuation Date of any Component of such Transaction.

Default Settlement Method:	Physical Settlement.

Initial Cash Settlement Payment:	If Cash Settlement is applicable to a Transaction, Counterparty shall pay Citibank the Initial Cash Settlement Amount on the Currency Business Day immediately preceding the first Scheduled Valuation Date. If Counterparty fails to make the foregoing payment when due, Citibank shall be entitled to elect Physical Settlement notwithstanding Counterparty’s election.

Initial Cash Settlement Amount:	In respect of a Transaction to which Cash Settlement is applicable, an amount in USD equal to (a) the Number of Shares to be Delivered (determined without regard to rounding) multiplied by (b) the Settlement Price (where, only for the purposes of the Initial Cash Settlement Amount, the Settlement Price used for the calculation (including, if applicable, of the Number of Shares to be Delivered) shall equal the closing price of the Shares on the Exchange on the Exchange Business Day immediately preceding the date the Initial Cash Settlement Payment is due (or, if no such closing price is available on such day, such closing price shall be a price determined by the Calculation Agent).

Forward Cash Settlement Amount:	In respect of a Transaction to which Cash Settlement is applicable, an amount in USD (which may be positive or negative) equal to (a) the Forward Cash Settlement Amount (as determined under Section 8.5 of the Equity Definitions) minus (b)(1) the Initial Cash Settlement Amount divided by (2) the number of Components for such Transaction.

In lieu of Section 8.4(b) of the Equity Definitions, if the Forward Cash Settlement Amount is a positive number, then Counterparty shall pay to Citibank the Forward Cash Settlement Amount on the relevant Cash Settlement Payment Date; and if the Forward Cash Settlement Amount is a negative number, then Citibank shall pay to Counterparty the absolute value of the Forward Cash Settlement Amount on the relevant Cash Settlement Payment Date.

Settlement Currency:	USD (as defined in the 2006 ISDA Definitions).

Settlement Price:	The volume-weighted average price per Share on the relevant Valuation Date, as reasonably determined by the Calculation Agent by reference to the Bloomberg Page “ARVL <equity> AQR <Go>” (or any successor page thereto); provided that, if such price is not so reported for any reason or is, in the Calculation Agent’s reasonable determination, manifestly erroneous, a price determined by the Calculation Agent in good faith and a commercially reasonable manner by reference to objective data to the extent reasonably available.

Settlement Date:	The date that is one Settlement Cycle immediately following the Valuation Date for such Component (or, if such date is not a Clearance System Business Day, the next following Clearance System Business Day).

Cash Settlement
Payment Date:	The date that is one Settlement Cycle immediately following the Valuation Date for such Component (or, if such date is not a Currency Business Day, the immediately following Currency Business Day).

Excess Dividend Amount:	For the avoidance of doubt, all references to the Excess Dividend Amount shall be deleted from Section 8.4(b) and Section 9.2(a)(iii) of the Equity Definitions.

Share Adjustments; Dividend Payments:

In respect of any Component:

Method of Adjustment:	Calculation Agent Adjustment; provided that the Equity Definitions shall be amended by replacing the words “diluting or concentrative” in Sections 11.2(a), 11.2(c) (in two instances) and 11.2(e)(vii) with the words “material economic” and by adding the words “or the Transactions” after the words “theoretical value of the relevant Shares” in Sections 11.2(a), 11.2(c) and 11.2(e)(vii); provided, further, that adjustments may be made to account for changes in volatility, expected dividends, stock loan rate and liquidity relative to the relevant Share or the Transaction.

Dividend Payments:	If at any time during the period from, but excluding, the Trade Date to, and including, the Valuation Date, an ex-dividend date for a cash dividend or distribution that the Calculation Agent determines is an ordinary cash dividend (an “Ordinary Cash Dividend”) occurs with respect to the Shares, Counterparty will make a cash payment to Citibank, on the date such Ordinary Cash Dividend is paid by the Issuer to holders of Shares (whether or not before the final Settlement Date or Cash Settlement Payment Date, as applicable), of an amount of cash equal to the product of (i) the Gross Dividend Amount per Share of such Ordinary Cash Dividend, and (ii) for each Transaction, (A) if Variable Obligation is Not Applicable, the Number of Shares for the relevant Component or (B) if Variable Obligation is Applicable, the number of Shares that Citibank and/or its affiliates, as applicable, theoretically would be short in order to hedge the equity price risk of the relevant Component as of the close of the regular trading session on the Exchange on the Exchange Business Day immediately preceding the ex-dividend date for such Ordinary Cash Dividend (each such amount, a “Dividend Payment”).

Gross Dividend Amount:	With respect to an Ordinary Cash Dividend, an amount equal to the actual dividend or distribution per Share before withholding or deduction of taxes at the source by or on behalf of any applicable authority having power to tax in respect of such dividend and excluding any imputation or other credits, refunds or deductions granted by any applicable authority having power to tax in respect of such dividend or distribution and any taxes, credits, refunds or benefits imposed, withheld, assessed or levied thereon.

Cash Dividend Adjustments:	If at any time during the period from, but excluding, the Trade Date to, and including, the Valuation Date, an ex-dividend date for a cash dividend or distribution (excluding an Ordinary Cash Dividend) occurs with respect to the Shares, then the Calculation Agent will adjust, as relevant, one or more of the Forward Price, the Forward Floor Price, the Forward Cap Price, the Number of Shares or any other variable relevant to the valuation, settlement, payment or other terms of such Component, including requiring Counterparty to make a payment to Citibank, to reflect the impact of such cash dividend or distribution on the theoretical value of such Component.

Extraordinary Events:

New Shares:	In the definition of New Shares in Section 12.1(i) of the Equity Definitions, (i) the text in clause (i) thereof shall be deleted in its entirety and replaced with “publicly quoted, traded or listed on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors),” and (ii) the following phrase shall be inserted at the end thereof: “and (iii) in the case of a Merger Event, of an entity or person that is a corporation organized under the laws of the United States, any State thereof or the District of Columbia”.

Announcement Event:	If (i) an Announcement Date occurs in respect of any event or transaction that would, if consummated, lead to a Merger Event (for purposes of this and related provisions, the definition of Merger Event shall be read with the references therein to “100%” being replaced by “15%” and references to “50%” being replaced by “75%” and without reference to the clause beginning immediately following the definition of Reverse Merger therein to the end of such definition), a Tender Offer, or other acquisition or disposition by Issuer and/or its subsidiaries where the aggregate consideration or value exceeds 15% of the market capitalization of Issuer as of the Announcement Date (such other acquisition or disposition, a “Significant Transaction”) or (ii) there is a public announcement or statement by Issuer of an intention to solicit or enter into, or to explore strategic alternatives or other similar undertakings that may include, a Merger Event, Tender Offer or Significant Transaction, or any subsequent announcement or statement of a change to such intention (the occurrence of (i) or (ii), an “Announcement Event”), as determined by the Calculation Agent, then the “Consequences of Announcement Event” set forth below shall apply in respect of such Announcement Event. For purposes of any Transaction, a Significant Transaction shall be an Extraordinary Event.

Announcement Date:	The definition of “Announcement Date” in Section 12.1(l) of the Equity Definitions is hereby amended by (i) adding the words “or a Significant Transaction” immediately following the words “Merger Event” in the second and third lines thereof, (ii) replacing the words “a firm” with the word “any” in the second and fourth lines thereof, (iii) replacing the word “leads to the” with the words “would, if consummated, lead to a” in the third and the fifth lines thereof, (iv) adding after the words “voting shares” in the fifth line thereof the words “, voting power or Shares”, (v) inserting the words “by any entity” after the word “announcement” in the second and the fourth lines thereof and (vi) inserting the words “, as determined by the Calculation Agent, or any subsequent public announcement of a change to such transaction or intention (including, without limitation, a new announcement, whether or not by the same party, relating to such a transaction or intention or the announcement of a withdrawal from, or the abandonment or discontinuance of, such a transaction or intention)” at the end of each of clauses (i) and (ii) thereof.

Consequences of Announcement Event:	With respect to any Announcement Event, the Calculation Agent may determine the economic effect of such Announcement Event on the theoretical value of each Component of the Transaction (including without limitation any change in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction) (i) on or after the relevant Announcement Date or other date of announcement and (ii) on the Valuation Date or any earlier date of termination or cancellation for such Component and if, in the case of clause (i) or (ii), such economic effect is material, (x) the Calculation Agent may adjust the terms of such Component to reflect such economic effect to Citibank and determine the effective date of such adjustment or (y) if the Calculation Agent determines, on or after the Announcement Date or other date of announcement, that no adjustment it could make under clause (x) above is likely to produce a commercially reasonable result, the Calculation Agent shall notify the parties that such Component of the Transaction will be terminated, in which case the amount payable upon such termination will be determined by Citibank pursuant to the terms of this Master Confirmation as if such Announcement Event were an Extraordinary Event to which Cancellation and Payment were applicable. For the avoidance of doubt, any such adjustment shall be without prejudice to the application of the provisions set forth in the preceding sentence, “Consequences of Merger Events” and/or “Consequences of Tender Offers” with respect to any other Announcement Date in respect of the same event or transaction, or, if the related Merger Date or Tender Offer Date occurs on or prior to the Valuation Date or earlier date of termination or cancellation for such Component, with respect to the related Merger Event or Tender Offer; provided that any such adjustment shall be taken into account by the Calculation Agent or the Determining Party, as the case may be, in determining any subsequent adjustment to the terms of the Transaction, or in subsequently determining any Cancellation Amount or any Early Termination Amount, as the case may be, on account of any related Announcement Date, Merger Event or Tender Offer.

Consequences of Merger Events:

(a) Share-for-Share:	Modified Calculation Agent Adjustment.

(b) Share-for-Other:	Cancellation and Payment.

(c) Share-for-Combined:	Component Adjustment.

Tender Offer:	Applicable; provided, however, that the definitions of “Tender Offer” and “Tender Offer Date” in Section 12.1 of the Equity Definitions are each hereby amended by adding after the words “voting shares” the words “, voting power or Shares”.

Consequences of Tender Offers:

(a) Share-for-Share:	Modified Calculation Agent Adjustment.

(b) Share-for-Other:	Modified Calculation Agent Adjustment.

(c) Share-for-Combined:	Modified Calculation Agent Adjustment.

Composition of Combined Consideration:	Not Applicable; provided that, notwithstanding Sections 12.1 and 12.5(b) of the Equity Definitions, to the extent that the composition of the consideration for the relevant Shares pursuant to a Tender Offer or Merger Event could be determined by a holder of the Shares, the Calculation Agent will determine such composition.

Nationalization, Insolvency or Delisting:	Cancellation and Payment; provided that, in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall thereafter be deemed to be the Exchange and the Calculation Agent shall make any adjustments it deems necessary to the terms of the Transaction, as if Modified Calculation Agent Adjustment were applicable to such event.

Additional Disruption Events:

Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the phrase “the interpretation” in the third line thereof with the phrase “or announcement or statement of the formal or informal interpretation”, (ii) replacing the word “Shares” with “Hedge Positions” in the sixth line thereof, (iii) immediately following the word “Transaction” in clause (X) thereof, adding the phrase “in the manner contemplated by the Hedging Party on the Trade Date”, and (iv) adding the words “, or holding, acquiring or disposing of Shares or any Hedge Positions relating to,” after the word “under” in clause (Y) thereof; provided, further, that any determination as to whether (i) the adoption of or any change in any applicable law or regulation (including, for the avoidance of doubt and without limitation, (A) any tax law or (B) adoption or promulgation of new regulations authorized or mandated by existing statute) or (ii) the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), in each case, constitutes a “Change in Law” shall be made without regard to Section 739 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the Trade Date. Section 12.9(b)(i) of the Equity Definitions is hereby amended by replacing the word “two” with “three”. Notwithstanding the foregoing, if any event would otherwise constitute both a Change in Law and an Increased Cost of Hedging, it shall be deemed to constitute an Increased Cost of Hedging and not a Change in Law.

Insolvency Filing:	Applicable.

Hedging Disruption:	Applicable; provided that Section 12.9(a)(v) of the Equity Definitions is hereby modified by (i) inserting the following words at the end of clause (A) thereof: “in the manner contemplated by the Hedging Party on the Trade Date” and (ii) inserting the following at the end of such Section:

“For the avoidance of doubt, the term “equity price risk” shall be deemed to include, but shall not be limited to, stock price and volatility risk. And, for the further avoidance of doubt, (1) any such transactions or assets referred to in phrases (A) or (B) above must be available on commercially reasonable pricing and other terms, and (2) any such inability that occurs solely due to the deterioration of the creditworthiness of the Hedging Party shall not be a Hedging Disruption.”

and; provided, further, that Section 12.9(b)(iii) of the Equity Definitions is hereby amended by inserting in the third line thereof, after the words “to terminate the Transaction”, the words “or a portion of the Transaction affected by such Hedging Disruption”, and replacing the word “two” with “three”.

Increased Cost of Hedging:	Applicable; provided that:

(i) Section 12.9(a)(vi) of the Equity Definitions is hereby amended by inserting the following parenthetical immediately following the term “equity price risk” in the fifth line thereof: “(including, for the avoidance of doubt and without limitation, stock price risk and volatility risk)”; and

(ii) Section 12.9(b)(vi) of the Equity Definitions is hereby amended by replacing the word “two” with “three” and “second” with “third” (in two places), and inserting the following words immediately following the word “Transaction” in clause (C) thereof: “or, at the option of the Hedging Party, the portion of the Transaction affected by such Increased Cost of Hedging.”

Loss of Stock Borrow:	Applicable.

Maximum Stock Loan Rate:	500 basis points per annum; provided that Section 12.9(b)(iv) of the Equity Definitions is hereby amended by (A) deleting (1) subsection (A) in its entirety, (2) the phrase “or (B)” following subsection (A) and (3) the phrase “, in each case” in subsection (B); and (B) replacing (1) the word

“two” with “three” and (2) the phrase “neither the Non-Hedging Party nor the Lending Party lends” with “the Lending Party does not lend” in the penultimate sentence.

Increased Cost of Stock Borrow:	Applicable.

Initial Stock Loan Rate:	350 basis points per annum; provided that Section 12.9(b)(v) of the Equity Definitions is hereby amended by (A) adding the word “or” immediately before subsection “(B)” and deleting the comma at the end of subsection (A); and (B)(1) deleting subsection (C) in its entirety, (2) deleting the word “or” immediately preceding subsection (C) and (3) replacing the word “two” with “three” and the word “second” with “third” and replacing in the penultimate sentence the words “either party” with “the Hedging Party” and (4) deleting clause (X) in the final sentence.

Hedging Party:	For all applicable Additional Disruption Events, Citibank; provided that, when making any determination or calculation, Hedging Party shall be bound by the same obligations relating to required acts of the Calculation Agent as set forth in Section 1.40 of the Equity Definitions and this Master Confirmation as if the Hedging Party were the Calculation Agent.

Determining Party:	For all applicable Extraordinary Events, Citibank; provided that, when making any determination or calculation, Determining Party shall be bound by the same obligations relating to required acts of the Calculation Agent as set forth in Section 1.40 of the Equity Definitions and this Master Confirmation as if the Determining Party were the Calculation Agent.

Non-Reliance:	Applicable.

Agreements and Acknowledgments
Regarding Hedging Activities:	Applicable.

Additional Acknowledgments:	Applicable.

3. Calculation Agent:

Citibank; provided that, following the occurrence of an Event of Default under Section 5(a)(vii) of the Agreement with respect to which Citibank is the Defaulting Party, Counterparty shall have the right to designate a nationally recognized third-party dealer in over-the-counter corporate equity derivatives to act, during the period commencing on the date such Event of Default occurred and ending on the earlier of the date such Event of Default ceases to be continuing and the Early Termination Date with respect to such Event of Default, as the Calculation Agent with respect to the Transaction. Whenever the Calculation Agent is required to act or to exercise judgment in any way with respect to any Transaction hereunder, it will do so in good faith and in a commercially reasonable manner. Following any determination, adjustment or calculation by the Calculation Agent, the Calculation Agent will, upon written request by Counterparty, promptly, but in no event later than the third Exchange Business Day following such request, provide to Counterparty a report (in a commonly used file format for the storage and manipulation of financial data but without disclosing Citibank’s confidential or proprietary models or other information that may be confidential, proprietary or subject to contractual, legal or regulatory obligations to not disclose such information) displaying in reasonable detail the basis for such determination, adjustment or calculation, as the case may be.

4. Conditions Precedent: With respect to each Transaction, Citibank’s obligations under such Transaction are subject to the satisfaction or waiver (such waiver to be in writing) by Citibank of the following conditions:

(a) The representations and warranties of Counterparty contained herein, in the Agreement (including as may be modified herein) and in each Credit Support Document shall be true and correct as of the Trade Date as if made on the Trade Date;

(b) Counterparty shall have performed all of the covenants and obligations to be performed by Counterparty hereunder, under the Agreement (including as may be modified herein) and under each Credit Support Document on or prior to the date of Citi’s obligation;

(c) Counterparty shall have executed the related Supplemental Confirmation;

(d) Counterparty shall have delivered to Citibank or its collateral agent on or prior to the Trade Date a number of Shares equal to the aggregate Number of Shares for all Components (the “Collateral Shares”) in the manner specified in the Pledge and Security Annex hereto contained in Annex B;

(e) Counterparty shall have delivered to Citibank an executed issuer agreement, in form and substance satisfactory to Citibank;

(f) Counterparty shall have delivered to Citibank an executed account control agreement (the “Account Control Agreement”), in form and substance satisfactory to Citibank; and

(g) Citibank shall have received opinions of Linklaters LLP, Luxembourg counsel to Counterparty and Foley Hoag LLP, New York counsel to Counterparty, in form and substance satisfactory to Citibank.

5. Additional Representations and Warranties:

(a) In connection with this Master Confirmation, each Supplemental Confirmation and each Transaction hereunder, each party represents and warrants to the other party on the Trade Date of each Transaction that such party is an “accredited investor” as defined in Section 2(a)(15)(ii) of the Securities Act of 1933, as amended (the “Securities Act”) and an “eligible contract participant” as such term is defined in the Commodity Exchange Act, as amended, by virtue of being a corporation, partnership, proprietorship, organization, trust or other entity that has total assets exceeding $10,000,000.

(b) The parties intend for this Master Confirmation, as supplemented by the relevant Supplemental Confirmation, to constitute a “Contract” as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan. L. Beller to Michael Hyatte of the staff of the Securities and Exchange Commission (the “Staff”) to which the Staff responded in an interpretive letter dated December 20, 1999 and the letter dated November 30, 2011 submitted by Robert T. Plesnarski and Glen A. Rae to Thomas Kim of the Staff to which the Staff responded in an interpretive letter dated December 1, 2011 (collectively, the “Interpretive Letters”).

6. Counterparty Representations, Warranties and Agreements: Counterparty hereby represents and warrants to, and agrees with, Citibank on the Trade Date for each Transaction and any day on which it makes any election in respect of any Transaction (including an election of a Settlement Method) unless another date or dates are specified below, as follows:

(a) Counterparty is not entering into any Transaction hereunder or taking any action (including any election or deemed election) hereunder or in connection herewith “on the basis of” (as defined in Rule 10b5-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and neither Counterparty nor any Counterparty Person is aware of, any material nonpublic information concerning the Shares or the business, operations or prospects of the Issuer. Neither Counterparty nor any Counterparty Person has received, directly or indirectly, any instruction or request from (or consulted or otherwise communicated with) any person about Counterparty’s entering into any Transaction hereunder or taking of any action (including any election or deemed election or action described in Section 6(b) below) hereunder or in connection herewith, unless Counterparty or such Counterparty Person, as applicable, has reasonably determined (after reasonable inquiry) that such person was not aware of any material nonpublic information regarding the Shares or the Issuer at the time of such instruction, request, consultation or other communication. “Counterparty Persons” means Counterparty’s parent, Kinetik S.à.r.l. (“Kinetik”); The Kinetik Trust (the “Trust”), which holds all of the limited liability company interests of Kinetik; The Kinetik Foundation, which is the trustee of the Trust; and their respective directors, executive officers, trustees and councilors, and any other person or entity with the legal power or authority, directly or indirectly, to direct the investment decisions of Counterparty with respect to the Issuer. For avoidance of doubt, Counterparty Persons shall not include the Issuer, any director or executive officer of the Issuer, or any beneficiary of the Trust, except to the extent such person is also one of the persons described in the prior sentence. “Material” information for these purposes is any information to which an investor would reasonably attach importance in reaching a decision to buy, sell or hold securities of the Issuer. Counterparty shall be deemed to make this representation and warranty on the Trade Date for each Transaction and on any day on which it makes any election in respect of any Transaction (including an election of a Settlement Method).

(b) Counterparty represents and warrants that: (x) Counterparty is entering into such Transaction and the related Supplemental Confirmation in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act, (y) Counterparty has not entered into or altered, and will not enter into or alter, any hedging transaction relating to the Shares corresponding to or offsetting such Transaction and (z) any amendment, modification, waiver or termination of any Supplemental Confirmation, the Master Confirmation, such Transaction or the Agreement will be effected in accordance with the requirements for the amendment or termination of a “plan” as defined in Rule 10b5-1(c) under the Exchange Act. Without limiting the generality of the foregoing, any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act, and no such amendment, modification, waiver or termination shall be made at any time at which Counterparty or any Counterparty Person is aware of any material non-public information regarding the Shares or the Issuer.

(c) Counterparty is not entering into any Transaction or making any election hereunder to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for Shares) or otherwise in violation of applicable law.

(d) Counterparty understands and will comply with Counterparty’s responsibilities under applicable securities laws in connection with each Transaction hereunder including, but not limited to, the provisions of Section 13 and Section 16 of the Exchange Act.

(e) Counterparty (A) has not, during the preceding three months, except as set forth in any Form 144 or other notice delivered to Citibank prior to the Trade Date or pursuant to an effective registration statement under the Securities Act, sold any Shares (or security entitlements in respect thereof); and (B) agrees that Counterparty shall not, without the prior written consent of Citibank, sell any Shares (or security entitlements in respect thereof) prior to Citibank or its affiliates having sold the full Number of Shares in accordance with the Interpretive Letters. For the purposes of (A) and (B) hereof, (i) Shares shall be deemed to include securities convertible into or exchangeable or exercisable for Shares; and (ii) sales shall include hedges (through swaps, options, short sales or otherwise) of any long position in the Shares (or security entitlements in respect thereof); and for the purposes of (A) hereof, sales and hedges by Counterparty shall include those by any person attributable to or aggregated with Counterparty for purposes of Rule 144 under the Securities Act (“Rule 144”). For clarity, (B) hereof shall not include sales and hedges by Counterparty Persons.

(f) Counterparty does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in paragraph (c)(1) of Rule 144.

(g) If Counterparty were to sell on such Trade Date a number of Shares equal to the Number of Shares for such Transaction, such sales would comply with the volume limitations set forth in paragraph (e) of Rule 144.

(h) Counterparty has, on or prior to such Trade Date, transmitted by mail for filing, in the manner contemplated by Rule 144(h), a notice on Form 144 relating to such Transaction contemplated hereby in form and substance that Citibank has informed Counterparty is acceptable to Citibank.

(i) Counterparty has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy Shares in anticipation of or in connection with any sales of Shares that Citibank or an affiliate of Citibank effects in the public markets in connection with establishing Citibank’s Hedge Position with respect to any Transaction.

(j) Except as provided herein, Counterparty has not made, will not make, and has not arranged for, any payment to any person in connection with any sales of Shares that Citibank or an affiliate of Citibank effects in the public markets in connection with establishing Citibank’s Hedge Position with respect to any Transaction.

(k) Counterparty’s “holding period” for the Collateral Shares, determined in accordance with Rule 144, commenced on or prior to March 23, 2021, and as of the Trade Date Issuer has complied with the requirements for Rule 144 availability contained in Rule 144(i).

(l) Counterparty owns (as such term is used in Rule 16c-4 under the Exchange Act) a number of Shares (including the Shares pledged to Citibank under the Pledge and Security Annex), after subtracting the number of Shares to which any put equivalent positions (as defined in Rule 16a-1(h) under the Exchange Act) have been established or are maintained by Counterparty (other than any put equivalent position established as a result of a Transaction hereunder), at least equal to the Number of Shares.

(m) Counterparty understands no obligations of Citibank to Counterparty hereunder will be entitled to the benefit of deposit insurance and that such obligations will not be guaranteed by any affiliate of Citibank or any governmental agency.

(n) Counterparty understands Counterparty’s investments in and liabilities in respect of a Transaction hereunder are not readily marketable, and Counterparty is able to bear any loss in connection with such Transaction, including the loss of Counterparty’s entire investment in such Transaction.

(o) COUNTERPARTY UNDERSTANDS THAT ANY TRANSACTION HEREUNDER IS SUBJECT TO COMPLEX RISKS WHICH MAY ARISE WITHOUT WARNING AND MAY AT TIMES BE VOLATILE AND THAT LOSSES MAY OCCUR QUICKLY AND IN UNANTICIPATED MAGNITUDE AND IS WILLING TO ACCEPT SUCH TERMS AND CONDITIONS AND ASSUME (FINANCIALLY AND OTHERWISE) SUCH RISKS.

(p) Counterparty is entering into each Transaction hereunder for Counterparty’s own account and not with a view to transfer, resale or distribution and understands that such Transaction may involve the purchase or sale of a security as defined in the Securities Act and the securities laws of certain states and other jurisdictions, that any such security has not been registered under the Securities Act or the securities laws of any state or other jurisdiction and, therefore, (except for any pledge to Citibank or its affiliates) may not be sold, pledged, hypothecated, transferred or otherwise disposed of unless such security is registered under the Securities Act and any applicable state or other jurisdiction’s securities law, or an exemption from registration is available.

(q) Counterparty is aware and acknowledges that Citibank, its affiliates or any entity with which Citibank hedges any Transaction hereunder may from time to time take positions in instruments that are identical or economically related to such Transaction or the Shares or have an investment banking or other commercial relationship with the Issuer. In addition, Counterparty acknowledges that the proprietary trading and other activities and transactions of Citibank, its affiliates or any entity with which Citibank hedges any Transaction hereunder, including purchases and sales of the Shares in connection with, or in anticipation of, such Transaction, may affect the trading price of the Shares.

(r) Counterparty will promptly inform Citibank if any representation set forth herein ceases to be accurate in any material respect prior to the last Settlement Date or Cash Settlement Payment Date of any Transaction hereunder.

(s) For the avoidance of doubt, and without limiting any representation contained in Section 3(a)(iii) of the Agreement, Counterparty represents that the execution, delivery and performance of this Master Confirmation, each Supplemental Confirmation, each Credit Support Document and any other documentation relating to the Agreement to which Counterparty or any of its Affiliates is a party do not and will not violate or conflict with any of the terms or provisions of any stockholders’ agreement, investment agreement, lock-up agreement, standstill agreement, registration rights agreement, confidentiality agreement or other agreement binding on Counterparty or its Affiliates or affecting Counterparty, its Affiliates or any of their respective assets (including its Shares).

(t) No Transaction hereunder shall violate any corporate policy of the Issuer (including, but not limited to, any window period policy) or other rules or regulations of the Issuer applicable to Counterparty or any of its Affiliates and of which Counterparty is aware.

(u) Counterparty agrees to execute each properly completed Supplemental Confirmation promptly following receipt thereof.

(v) Counterparty will promptly notify Citibank of the occurrence of an Event of Default under the Agreement where Counterparty is the Defaulting Party, or the occurrence of any event that with the giving of notice, the lapse of time or both would be such an Event of Default.

(w) Counterparty was not and will not be insolvent at the time any Transaction hereunder was consummated, and was not and will not be rendered insolvent as a result thereof. At the time of any payment to or for the benefit of Citibank, Counterparty did not intend and will not intend to incur, and did not incur and will not incur, debts that were beyond the ability of Counterparty to pay as they mature.

(x) Counterparty is not and, after giving effect to any Transaction contemplated hereby, will not be required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(y) The assets used in connection with the execution, delivery and performance of the Agreement and the Transactions entered into hereunder are not and will not be the assets of (A) an “employee benefit plan” (with the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) subject to Title I of ERISA, (B) a plan described in Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) to which Section 4975 of the Code applies or (C) an entity whose underlying assets include “plan assets” by reason of Department of Labor regulation section 2510.3-101 (as modified by Section 3(42) of ERISA) or otherwise.

(z) Neither Counterparty nor any of its affiliates, nor their respective directors, officers, employees, or agents, is or will become a Sanctioned Person, and no person acting on behalf of Counterparty or any of its affiliates in the negotiation, execution, or implementation of this Master Confirmation is or will become a Sanctioned Person, in each case if such would result in a violation of, or constitute Sanctionable Activity under, Sanctions with respect to any person participating in the transactions contemplated hereby.

(i) “Sanctioned Person” means any person with whom dealings are, or any transaction contemplated under this Master Confirmation is, restricted, prohibited, or sanctionable under any Sanctions, including as a result of: (a) being named on any list of person subject to Sanctions, (b) being located, organized, or resident in, or directly or indirectly owned or controlled by the government of, any Sanctioned Territory (as defined below), or (c) any direct or indirect relationship of ownership, control, or agency with, or any direct or indirect commercial dealings with, a person described in clause (a) or (b).

(ii) “Sanctionable Activity” means any condition or activity specifically identified under any Sanctions as constituting a basis for the imposition of Sanctions against a person engaged in such activity or described by such condition.

(iii) “Sanctions” means all national and supranational laws, regulations, decrees, orders, or other acts with force of law of the United States, the United Kingdom, or the European Union, or United Nations Security Council resolutions, concerning trade and economic sanctions including embargoes; the freezing or blocking of assets of targeted Persons; or other restrictions on exports, imports, investment, payments, or other transactions targeted at particular persons or countries, including any laws threatening to impose such trade and economic sanctions on any person for engaging in proscribed or targeted behavior.

(aa) None of the assets, including, without limitation, the Collateral Shares, that Counterparty uses or will use in connection with the Transactions were derived directly or indirectly from (or from any dealings with) a Sanctioned Person or in the Sanctioned Territory.

(iv) “Sanctioned Territory” means any country or territory with which dealings are broadly and comprehensively prohibited by any country-wide or territory-wide Sanctions (as of the date hereof, Crimea, Donetsk and Luhansk regions of Ukraine, Cuba, Iran, North Korea, and Syria).

7. Acknowledgments: The parties hereto agree and acknowledge that:

(a) Citibank is a “financial institution,” “swap participant” and “financial participant” within the meaning of Sections 101(22), 101(53C) and 101(22A) of the Bankruptcy Code.

(b) This Master Confirmation, each Supplemental Confirmation and each Credit Support Document is (i) a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder, thereunder or in connection herewith or therewith is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “settlement payment” and “transfer” within the meaning of Section 546 of the Bankruptcy Code, and any cash, securities or other property provided as performance assurance, credit support or collateral with respect to each Transaction is a “margin payment” and “transfer” within the meaning of Section 546 of the Bankruptcy Code, (ii) a “swap agreement,” as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder, thereunder or in connection herewith or therewith is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code and a “payment or other transfer of property” within the meaning of Sections 362 and 546 of the Bankruptcy Code and constitute “settlement payments” as defined in Section 741(8) of the Bankruptcy Code and (iii) a “master netting agreement” and each of the parties thereto is a “master netting agreement participant”, each as defined in the Bankruptcy Code.

(c) The rights given to Citibank under this Master Confirmation, under each Supplemental Confirmation, the Agreement and each Credit Support Document upon the occurrence of an Event of Default with respect to the other party constitute a “contractual right” to cause the liquidation, termination or acceleration of, and to offset or net out termination values, payment amounts and other transfer obligations under or in connection with a “securities contract” and a “swap agreement” and a “contractual right” under a security agreement or arrangement forming a part of or related to a “securities contract” and a “swap agreement,” as such terms are used in Sections 555, 560, 561, 362(b)(6) and 362(b)(17) of the Bankruptcy Code.

(d) Citibank is entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 362(b)(27), 362(o), 546(e), 546(g), 546(j), 548(d)(2), 555, 560 and 561 of the Bankruptcy Code.

8. Miscellaneous:

(a) Transfer. Notwithstanding any provision of the Agreement to the contrary, (i) Counterparty shall be entitled to pledge all of its rights and interest in any Transaction hereunder to Citibank and (ii) Citibank shall be entitled to assign its rights and obligations hereunder and under any Credit Support Document to make or receive cash payments or deliveries and other related rights to one or more entities that are wholly-owned, directly or indirectly, by Citigroup Inc., or any successor thereto (each, a “Citibank Affiliate”); provided that Counterparty shall have recourse to Citibank in the event of the failure by a Citibank Affiliate to perform any of such obligations hereunder. Such failure after any applicable grace period shall be an Additional Termination Event with the Transaction to which the failure relates as the sole Affected Transaction and Citibank as the sole Affected Party.

(b) Consent to Recording. Each party (i) consents to the recording of the telephone conversations of trading, operations, marketing and other relevant personnel of the parties and their affiliates in connection with the Agreement, this Master Confirmation and each Supplemental Confirmation and (ii) agrees to obtain any necessary consent of, and give notice of such recording to, such personnel of such party and such party’s affiliates.

(c) Severability; Illegality. If compliance by either party with any provision of a Transaction would be unenforceable or illegal, (i) the parties shall negotiate in good faith to resolve such unenforceability or illegality in a manner that preserves the economic benefits of the transactions contemplated hereby and (ii) the other provisions of such Transaction shall not be invalidated, but shall remain in full force and effect.

(d) Waiver of Trial by Jury. EACH OF COUNTERPARTY AND CITIBANK HEREBY IRREVOCABLY WAIVES (ON SUCH PARTY’S OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF SUCH PARTY’S STOCKHOLDERS OR OTHER EQUITY HOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE AGREEMENT, THIS MASTER CONFIRMATION, ANY SUPPLEMENTAL CONFIRMATION OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE ACTIONS OF CITIBANK OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

(e) Confidentiality. Citibank and Counterparty agree that (i) Counterparty is not obligated to Citibank to keep confidential from any and all persons or otherwise limit the use of any element of Citibank’s descriptions relating to tax aspects of the Transactions contemplated hereby and any part of the structure necessary to understand those tax aspects, and (ii) Citibank does not assert any claim of proprietary ownership in respect of such descriptions contained herein of the use of any entities, plans or arrangements to give rise to significant U.S. federal income tax benefits for Counterparty.

(f) Limit on Beneficial Ownership. Notwithstanding anything to the contrary in the Agreement, this Master Confirmation or any Supplemental Confirmation, in no event shall Citibank be entitled to receive, or shall be deemed to receive, any Shares in connection with a Transaction if, immediately upon giving effect to such receipt of such Shares, (i) Citibank’s Beneficial Ownership would be equal to or greater than 4.5% of the outstanding Shares or (ii) Citibank, Citibank Group (as defined below) or any person whose ownership position would be aggregated with that of Citibank or Citibank Group (Citibank, Citibank Group or any such person, a “Citibank Person”) under any federal, state or local laws, regulations, regulatory orders or organizational documents or contracts of Issuer that are, in each case, applicable to ownership of Shares (“Applicable Restrictions”), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership in excess of a number of Shares equal to (x) the number of Shares that would give rise to reporting or registration obligations or other requirements (including obtaining prior approval by a state or federal regulator) of a Citibank Person, or could result in an adverse effect on a Citibank Person, under Applicable Restrictions, as determined by Citibank in its reasonable discretion, and with respect to which such requirements have not been met or the relevant approval has not been received or that would give rise to any consequences under the constitutive documents of Issuer or any contract or agreement to which Issuer is a party, in each case minus (y) 1% of the number of Shares outstanding on the date of determination (each of clause (i), (ii) and (iii) above, an “Ownership Limitation”). If any delivery owed to Citibank hereunder is not made, in whole or in part, as a result of an Ownership Limitation, Citibank’s right to receive such delivery shall not be extinguished and Counterparty shall make such delivery as promptly as practicable after, but in no event later than one Scheduled Trading Day after, Citibank gives notice to Counterparty that such delivery would not result in any of such Ownership Limitations being breached. “Citibank’s Beneficial Ownership” means the “beneficial ownership” (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder (collectively, “Section 13”)) of Shares, without duplication, by Citibank, together with any of its affiliates or other person subject to aggregation with Citibank under Section 13 for purposes of “beneficial ownership”, or by any “group” (within the meaning of Section 13) of which Citibank is or may be deemed to be a part (Citibank and any such affiliates, persons and groups, collectively, “Citibank Group”) (or, to the extent that, as a result of a change in law, regulation or interpretation after the date hereof, the equivalent calculation under, if applicable, Section 16 of the Exchange Act and the rules and regulations thereunder results in a higher number, such number). Notwithstanding anything in the Agreement, this Master Confirmation or any Supplemental Confirmation to the contrary, Citibank (or the Citibank Affiliate designated by Citibank pursuant to Section 8(a) above) shall not become the record or beneficial owner, or otherwise have any rights as a holder, of any Shares that Citibank (or such affiliate) is not entitled to receive at any time pursuant to this Section 8(f), until such time as such Shares are delivered pursuant to this Section 8(f). Nothing in this Section 8(f) shall be deemed to limit Counterparty’s right to elect Physical Settlement.

(g) Right to Extend. Citibank may postpone (including on a non-consecutive basis) or extend, in whole or in part, any Valuation Date or any other date of valuation, delivery or payment (in each case by not more than a number of Scheduled Trading Days equal to the Extension Maximum for the Transaction, as set forth in the relevant Supplemental Confirmation) and may divide a Component into additional Components and designate the Valuation Date and the Number of Shares for any Component comprised by such Transaction (and may make corresponding adjustments to the Final Disruption Date for the relevant Transaction) if Citibank determines, in its reasonable discretion and based on the written advice of counsel in the case of clause (ii), that such postponement, extension or further division is necessary or advisable (i) to preserve Citibank’s hedging or hedge unwind activity hereunder in light of existing liquidity conditions (but only if there is a material decrease in liquidity relative to the Trade Date) or (ii) to enable Citibank or one of its affiliates to effect transactions in the Shares in connection with its hedging or hedge unwind activity hereunder in a manner that would, including as if Citibank or such an affiliate were Issuer or an affiliated purchaser of Issuer, be in compliance with applicable legal, regulatory or self-regulatory requirements or with related policies and procedures applicable to Citibank; provided that any such voluntarily adopted policies or procedures have been adopted by Citibank in good faith and are generally applicable in similar situations and applied in a non-discriminatory manner. For the avoidance of doubt, nothing in this Section 8(g) shall give Citibank the right to increase the total Number of Shares underlying any Transaction.

(h) Indemnity and Limitation on Liability. Counterparty agrees to indemnify and hold harmless Citibank, its affiliates and their respective directors, officers, employees, agents and controlling persons (Citibank and each such person being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject, and relating to or arising out of (i) any breach or alleged breach by the Counterparty of any provision of this Master Confirmation, any Supplemental Confirmation or the Agreement (including Counterparty’s representations and warranties), and (ii) any violation, whether actual or alleged, by the Counterparty of applicable laws or regulations and will reimburse any Indemnified Party for all reasonable expenses (including reasonable counsel fees and expenses reasonably incurred) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Counterparty. Counterparty will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a nonappealable judgment by a court of competent jurisdiction to have resulted from the Indemnified Party’s breach of a material term of this Master Confirmation, any Supplemental Confirmation or the Agreement, willful misconduct, bad faith or gross negligence. Counterparty also agrees that no Indemnified Party shall have any liability to Counterparty or any person asserting claims on behalf of or in right of Counterparty in connection with or as a result of any matter referred to in this Master Confirmation, any Supplemental Confirmation or the Agreement except to the extent that any losses, claims, damages, liabilities or expenses incurred by Counterparty result from the Indemnified Party’s breach of a material term of this Master Confirmation, any Supplemental Confirmation or the Agreement, or the Indemnified Party’s gross negligence, bad faith or willful misconduct. The provisions of this Section 8(h) shall survive completion of each Transaction contemplated by this Master Confirmation and any assignment or transfer pursuant to this Master Confirmation and shall inure to the benefit of any permitted assignee of Citibank. Notwithstanding any other provision herein, neither Counterparty nor Citibank will be liable for special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

(i) Collateral Event of Default. It shall constitute an Event of Default with respect to Counterparty if a Collateral Event of Default occurs. “Collateral Event of Default” means, at any time, the failure of the Collateral to include a number of Shares equal to the Number of Shares for all Transactions hereunder with respect to which the representations set forth in Section (d) of the Pledge and Security Annex contained in Annex B are true and correct, and such failure is not remedied on or before the first Local Delivery Day after written notice of such failure is given to Counterparty.

(j) Optional Early Termination. On any date after Citibank or its affiliates has introduced a number of Shares equal to the Number of Shares into the public market in accordance with the Interpretive Letters, Counterparty may request to terminate any Transaction, in whole or in part, prior to the first Scheduled Valuation Date of such Transaction by serving a written notice of such request at least five (5) Scheduled Trading Days in advance of the desired early termination date so designated in such notice, and in that event, with respect to each such Transaction (or portion thereof), such notice shall constitute an Additional Termination Event with respect to which Counterparty shall be the sole Affected Party and the Transaction(s) specified in such request shall be Affected Transactions.

(h) Sanctions.

(i) Counterparty will not, directly or indirectly, use the proceeds of the Transactions, or lend, contribute or otherwise make available such proceeds, to any subsidiary, agent, joint venture partner, or other person: (1) to fund or facilitate any activities or business of, with, in, or relating to any Sanctioned Person or Sanctioned Territory, or (2) in any other manner, in each case if such would result in a violation of, or constitute Sanctionable Activity under, Sanctions with respect to any person in connection with the transactions contemplated by this Master Confirmation. Counterparty shall not permit any Sanctioned Person or Sanctioned Territory to have any direct or indirect interest in or connection to any funds paid or remitted in connection with this Master Confirmation that would result in a violation of Sanctions by, Sanctionable Activity by, or a restriction on the use of such funds with respect to, any person participating in the transactions contemplated hereby. The parties acknowledge and agree that the provisions of this Section 8(h)(i) apply only to the transactions contemplated by this Master Confirmation and are not intended to restrict or prohibit any party from dealing with any person using means and resources not implicating the Transactions or this Master Confirmation. The parties further acknowledge and agree that any breach of this Section 8(h)(i) would constitute a material change to the expected allocation of commercial risks and benefits pursuant to the Transactions and this Master Confirmation.

(ii) It shall constitute an Event of Default with respect to Counterparty if a Sanctions Event occurs. “Sanctions Event” means the occurrence of any of the following (a) Counterparty or any of its affiliates, or their respective directors, officers, employees, or designated agents with actual authority, becoming a Sanctioned Person; (b) any of the representations made under Section 6(z) or 6(aa) is or proves to have been incorrect or misleading when made or deemed to be made; and/or (c) Counterparty or any of its affiliates being in breach of any of its undertakings under Section 8(h)(i).

(iii) It is acknowledged and agreed that the representations, undertakings and/or covenants set out in Sections 6(z) and 8(h) are only sought and given to the extent that to do so would, with respect to any natural or legal person resident or incorporated in the European Union, be permissible pursuant to and not in breach of (i) any provision of Council Regulation (EC) No 2271/1996 of 22 November 1996 (or any law or regulation implementing such Regulation in any member state of the European Union), or (ii) any similar blocking or anti-boycott law.

9. Schedule Provisions:

(a) Credit Support Documents and Credit Support Provider. The provisions of the Pledge and Security Annex contained in Annex B are incorporated by reference herein and constitute a Credit Support Document with respect to Counterparty. Credit Support Provider means (i) with respect to Citibank, none and (ii) with respect to Counterparty, none.

(b) Process Agent. Counterparty appoints Foley Hoag, LLP, ATTN: Thomas Draper, 155 Seaport Boulevard, Boston, MA 02210, as its Process Agent, and may replace such Process Agent with a substitute process agent acceptable to Citibank and notified to Counterparty and Citibank in writing.

(c) Set-Off. Section 6(f) of the Agreement is amended by replacing “payable by the Payee to the Payer” with “payable by the Payee or its Affiliates to the Payer or its Affiliates”.

(d) Automatic Early Termination. The Automatic Early Termination provision of Section 6(a) will not apply to Citibank or Counterparty.

(e) Additional Schedule Provisions.

(i) “Specified Entity” means (i) in relation to Counterparty for purposes of Sections 5(a)(v), 5(a)(vi), 5(a)(vii) and 5(b)(v), all Affiliates, and (ii) in relation to Citibank for purposes of Section 5(a)(v), all Affiliates, and for purposes of Sections 5(a)(vi), 5(a)(vii) and 5(b)(v), none.

(ii) “Specified Transaction” means any transaction (including an agreement with respect to any such transaction) now existing or hereafter entered into between Counterparty or an Affiliate of Counterparty and Citibank or an Affiliate of Citibank which is not a Transaction under this Agreement.

(iii) The “Cross-Default” provisions of Section 5(a)(vi) will apply to Counterparty. “Threshold Amount” means USD 1,000,000 (or its equivalent in another currency).

(iv) The “Credit Event Upon Merger” provisions of Section 5(b)(v) will apply to Counterparty and Citibank.

(v) “Termination Currency” means United States Dollars.

(vi) “Multiple Transaction Payment Netting” will apply for the purpose of Section 2(c) of the Agreement to all Transactions starting from the date of this Master Confirmation.

(vii) It shall be an Additional Termination Event with respect to which Counterparty shall be the sole Affected Party and all Transactions hereunder shall be Affected Transactions if Counterparty or any of its Affiliates shall have become subject to any investigation, proceeding, action or sanction of or by any governmental regulatory or self-regulatory authority, which, in any such case, the Calculation Agent determines is reasonably likely to have a material adverse effect on Counterparty.

(f) Agreement to Deliver Documents. Counterparty agrees to deliver the following documents, as applicable:

Party required to deliver	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
Counterparty	Evidence of authority and specimen signatures of signatories of Counterparty and any Credit Support Provider	Upon or promptly following execution of this Master Confirmation	Yes

Counterparty	Resolutions or other documents evidencing authority of Counterparty and any Credit Support Provider to enter into this Master Confirmation, each Supplemental Confirmation and Transaction hereunder and any Credit Support Document	Upon or promptly following execution of this Master Confirmation	Yes

Counterparty	Copies of all organizational documents of Counterparty and, if applicable, any Credit Support Provider	Upon or promptly following execution of this Master Confirmation	Yes

Party required to deliver	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) Representation

Counterparty	Counterparty shall provide to Citibank a correct, completed and signed Internal Revenue Service Form W-8BEN-E (or, upon the request of Citibank, a revised or successor form) and any required attachment thereto.	(i) Upon execution of this Master Confirmation, (ii) prior to the date upon which the Form previously provided becomes invalid; (iii) promptly upon the reasonable request of Citibank; and (iv) promptly upon learning that any such form previously provided by Counterparty has become obsolete, incorrect or invalid.	No

(g) Change of Account. Section 2(b) of the Agreement is hereby amended by the addition of the following after the word “delivery” in the first line thereof: “to another account in the same legal and tax jurisdiction”.

10. Tax Provisions:

(a) Payer Representations: For the purpose of Section 3(e) of the Agreement, Citibank and Counterparty each hereby make the following representation:

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 9(h) of the Agreement or amounts payable hereunder that may be considered to be interest for United States federal income tax purposes) to be made by it to the other party under the Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) and/or Section 3(g) of the Agreement, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of the Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of the Agreement and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of the Agreement, except that it will not be a breach of this representation where reliance is placed on clause (ii) above and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(b) Payee Representations. For the purpose of Section 3(f) of the Agreement:

(i) Citibank makes the following representations:

(A) Citibank is a national banking association organized under the laws of the United States and its U.S. taxpayer identification number is 13-5266470. It is “exempt” within the meaning of U.S. Treasury Regulations (the “Regulations”) sections 1.6041-3(p) and 1.6049-4(c) from information reporting on Form 1099 and backup withholding.

(B) Citibank is a “U.S. person” as that term is used in section 1.1441-4(a)(3)(ii) of the Regulations for U.S. federal income tax purposes.

(ii) Counterparty makes the following representations:

(A) Counterparty is a private limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg and its Tax Number is 20212426475.

(B) Counterparty is a corporation for U.S. federal income tax purposes.

(C) Counterparty is a “foreign person” (as that term is used in section 1.6041-4(a)(4) of the United States Treasury Regulations) for U.S. federal income tax purposes.

(D) Counterparty is a “non-U.S. branch of a foreign person” as that term is used in section 1.1441-4(a)(3)(ii) of the Regulations for U.S. federal income tax purposes and each payment received or to be received by it under this Agreement will not be effectively connected with its conduct of a trade or business in the United States.

(c) Foreign Account Tax Compliance Act. The parties agree that the definitions and provisions contained in the ISDA 2012 FATCA Protocol as published by the International Swaps and Derivatives Association, Inc. on August 15, 2012, are incorporated into and apply to the Agreement as if set forth in full herein.

(d) HIRE Act Protocols. The parties agree that the definitions and provisions contained in the ISDA 2015 Section 871(m) Protocol as published by the International Swaps and Derivatives Association, Inc. on November 2, 2015, are incorporated into and apply to the Agreement as if set forth in full herein.

11. ISDA 2018 U.S. Resolution Stay Protocol. Citibank and Counterparty have adhered to the 2018 ISDA U.S. Resolution Stay Protocol, as published by ISDA on July 31, 2018 (the “ISDA U.S. Protocol”) prior to the date of this Master Confirmation, the terms of the ISDA U.S. Protocol shall be incorporated into and form a part of the Agreement and this Master Confirmation. For purposes of incorporating the ISDA U.S. Protocol, Citibank shall be deemed to be a Regulated Entity, Counterparty shall be deemed to be an Adhering Party and the Agreement shall be deemed to be a Protocol Covered Agreement.

12. Notices:

Addresses for notices or communications to Citibank:	Citibank, N.A.
388 Greenwich Street
New York, NY 10013
Attn: Equity Derivatives, James Heathcote
Telephone: 212 723 5757
Email: james.heathcote@citi.com; theodore.finkelstein@citi.com with a copy to:

Citibank, N.A.
388 Greenwich Street
New York, NY 10013
Attn: Equity Derivatives Operations
Telephone: 212 723 5770
Email: eq.us.corporates.middle.office@citi.com

Addresses for notices or communications to Counterparty:	Kinetik Finance SARL
60A, rue des Bruyères
L-1274 Howald
Luxembourg
Attn : General Counsel
Telephone: +352 621 590 196
Email: robin@kinetik.vc; horvath@kinetik.vc; contracts@kinetik.vc

13. Account Details:

Payments to Citibank:	For any USD payments:

Citibank, N.A. New York BIC: CITIUS33 (or ABA: 021-000-089) F/O: Citibank New York Beneficiary: 00167679 Ref: NY Swap Operations

Payments to Counterparty:	To be advised.

14. Electronic Signature: Each party acknowledges and agrees that it may execute this Master Confirmation or any Supplemental Confirmation and any variation or amendment to the same, by electronic instrument. Each party agrees that its electronic signature appearing on the document shall have the same effect as a handwritten signature and its use of an electronic signature on this Master Confirmation or a Supplemental Confirmation shall have the same validity and legal effect as the use of a signature affixed by hand and is made with the intention of authenticating this Master Confirmation or a Supplemental Confirmation and evidencing that party’s intention to be bound by the terms and conditions contained herein or therein. Each party represents and warrants that it has the authority to enter into this Master Confirmation and any Supplemental Confirmation using an electronic signature and is not prevented from doing so pursuant to its constitutional documents, corporate authorities, internal requirements or otherwise.

Please confirm by signing below that the foregoing correctly sets forth the terms of the agreement between Citibank and Counterparty with respect to any Transaction contemplated by this Master Confirmation and return to us.

Yours sincerely,

CITIBANK, N.A.

By:	/s/ James Heathcote
Authorized Representative
James Heathcote

Confirmed as of the date first above written:

KINETIK FINANCE SARL

By:	/s/ Gilles Dusemon
Name: Gilles Dusemon
Title: Manager

CITIGROUP GLOBAL MARKETS INC., as custodian

By:	/s/ James Heathcote
Name: James Heathcote
Title: Authorized Signatory

[Signature Page to Master Confirmation for

Prepaid Forward Transactions]

ANNEX A

FORM OF SUPPLEMENTAL CONFIRMATION

Date:          [__________], 20[__]

To:             Kinetik Finance SARL

  1, rue Peternelchen

  L-2370 Howald

  Luxembourg

From:         Citibank, N.A.

Fax No.:     212-615-8985

Reference Number:         [        ]

The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between Citibank, N.A. (“Citibank”) and Kinetik Finance SARL (“Counterparty”) on the Trade Date specified below. This Supplemental Confirmation is a binding contract between Citibank and Counterparty as of the relevant Trade Date for the Transaction referenced below.

1. This Supplemental Confirmation supplements, forms part of, and is subject to the Master Terms and Conditions for Prepaid Share Forward Transactions dated as of April 7, 2022 between Citibank and Counterparty (as amended and supplemented from time to time, the “Master Confirmation”). All provisions contained in the Agreement (as modified and as defined in the Master Confirmation) shall govern this Supplemental Confirmation, except as expressly modified below, and capitalized terms used but not defined herein shall have the meanings specified in the Master Confirmation.

2. The terms of the Transaction to which this Supplemental Confirmation relates are as follows:

Trade Date:	[_________, 20__]

[Forward Price:	USD [ ]][1]

Variable Obligation:	[Not Applicable.][2] [Applicable.

Forward Floor Price:	USD [ ]

Forward Cap Price:	USD [ ]][3]

Number of Shares:	[_____]

Prepayment Amount:	For each Component, an amount in USD equal to the Prepayment Amount Percentage of the [Forward Price][4] [Forward Floor Price][5] multiplied by the Number of Shares for such Component. In the aggregate for all Components, the Prepayment Amount is USD [ ].

Prepayment Amount Percentage:	[ ]%

[1]	Insert if not variable obligation.
[2]	Insert if not variable obligation.
[3]	Insert if variable obligation.
[4]	Insert if not variable obligation.
[5]	Insert if variable obligation.

Prepayment Date:	The second Currency Business Day following the later of (i) the Trade Date and (ii) the date on which all of the conditions specified in Section 4 of the Master Confirmation are satisfied or waived by Citibank; provided that, in the case of (ii) if such conditions are first all satisfied or waived after 11:00 a.m., New York time, on a Currency Business Day, the Prepayment Date shall be the third following Currency Business Day. On the Prepayment Date, Citibank shall apply the Prepayment Amount to Counterparty’s obligations under or in connection with that certain Margin Loan Agreement dated as of May 14, 2021 (as amended or modified from time to time, the “Margin Loan Agreement”), among Counterparty as Borrower, each lender from time to time party thereto, and Citibank, as Administrative Agent and as Calculation Agent, and if there is any excess after satisfaction in full of such obligations, pay such excess to Counterparty.

Final Disruption Date:	[_________, 20__][6]

Extension Maximum:	[ ] Scheduled Trading Days[7]

For each Component of the Transaction, the Number of Shares and the Scheduled Valuation Date are as set forth below.

Component Number	Number of Shares		Scheduled Valuation Date
1	[	]	[	]
2	[	]	[	]
3	[	]	[	]
4	[	]	[	]
5	[	]	[	]
6	[	]	[	]
7	[	]	[	]
8	[	]	[	]
9	[	]	[	]
10	[	]	[	]
11	[	]	[	]
12	[	]	[	]
13	[	]	[	]
14	[	]	[	]
15	[	]	[	]
	[	]	[	]

[Signature Page Follows.]

[6]	NTD: To be the eighth Scheduled Trading Day immediately following the latest Scheduled Valuation Date.
[7]	NTD: To be equal to the number of Components.

2

Counterparty hereby agrees (a) to check this Supplemental Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between us with respect to the particular Transaction to which this Supplemental Confirmation relates by manually signing this Supplemental Confirmation and providing any other information requested herein or in the Master Confirmation and immediately sending a facsimile transmission of an executed copy to us.

Yours sincerely,

CITIBANK, N.A.

By:
Authorized Representative

Confirmed as of the date first above written:

KINETIK FINANCE SARL

By:
Name:
Title:

3

ANNEX B

PLEDGE AND SECURITY ANNEX

(a) Pledge. On or prior to the Trade Date for a Transaction, Counterparty shall deliver in book-entry form through the Clearance System the Collateral Shares for such Transaction to Citibank or its designee, in each case in a manner acceptable to Citibank. Counterparty hereby grants Citibank a continuing first priority, perfected security interest in and right of setoff against the Collateral Shares, all distributions thereon and rights relating thereto, the Collateral Account (as defined below) and any other collateral acceptable to Citibank in its sole discretion that may be delivered by or on behalf of Counterparty in connection with such Transaction, and all proceeds of any of the foregoing (collectively, “Collateral”), as security for the prompt and complete payment and performance when due (whether on an Early Termination Date or otherwise) of all of Counterparty’s payment and performance obligations under the Agreement and Transactions governed by the Master Confirmation (the “Secured Obligations”). Citibank may reregister the Collateral Shares and any other Collateral in its name or the name of its nominee at any time. As used herein, the term “Collateral Account” means the account(s) of Counterparty (including any subaccount or substitute, successor or replacement account) identified in the Account Control Agreement and established by Citigroup Global Markets Inc. (“Custodian”), in its capacity as securities intermediary (as defined in Section 8-102 of the Uniform Commercial Code as in effect in the State of New York (the “UCC”)). In addition, any renumbering of the Collateral Account by Custodian shall not limit the rights of Citibank hereunder, and to the extent necessary such renumbering shall be automatically incorporated into the definition of Collateral Account.

(b) Collateral Account Provisions.

(i) Counterparty shall not close the Collateral Account without (1) obtaining the prior written consent of Citibank and (2) entering into such agreements as Citibank may in its sole discretion require to ensure the continued priority and perfection of its lien on such Collateral.

(ii) Custodian and Counterparty expressly agree that all rights, assets and property at any time held in or credited to the Collateral Account shall be treated as financial assets (other than cash) (as defined in Section 8-102 of the UCC).

(iii) So long as the Collateral Account constitutes Collateral, Counterparty agrees and acknowledges that Custodian need not comply with any entitlement orders or other instructions originated by Counterparty concerning the Collateral Account and any financial assets from time to time credited thereto.

(iv) In the event of a conflict between this Pledge and Security Annex and any other agreement between Custodian and Counterparty relating to the Collateral Account, the terms of this Pledge and Security Annex will prevail; provided, however, that this Pledge and Security Annex shall not alter or affect any mandatory arbitration provision currently in effect between Custodian and Counterparty pursuant to a such agreement.

(v) The parties agree that the securities intermediary’s jurisdiction (within the meaning of Section 8-110 of the UCC) with respect to the Collateral Account is the State of New York.

(c) Rehypothecation. Citibank shall have the right to sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business (“Rehypothecate”) any Collateral it holds, free from any claim or right of any nature whatsoever of Counterparty, including any equity or right of redemption by Counterparty (any Collateral so used, “Rehypothecated Collateral”). Citibank shall satisfy any obligation it may have to return any Rehypothecated Collateral to Counterparty by delivering securities of the same class and issue as such Rehypothecated Collateral.

(d) Representations. Counterparty represents, on each date on which Counterparty delivers or Citibank otherwise receives Collateral, that (i) Counterparty is the owner of all Collateral free of any lien, security interest, charge, adverse claim, restriction on transfer or other encumbrance, (ii) the Collateral Shares are, to Counterparty’s actual knowledge, duly authorized, validly existing, fully paid, non-assessable and have a “holding period” (within the meaning of Rule 144) in excess of one year, (iii) the Collateral does not contain any restrictive legend relating to federal or state securities laws or restriction by way of contract or otherwise, (iv) none of the Collateral is or will be subject to any legal or contractual restriction, or any restriction under the constitutive documents of the Issuer, (v) Counterparty has the power and authority and has obtained all of the necessary consents and approvals to grant a first priority security interest to Citibank in the Collateral, (vi) upon the delivery of the Collateral Shares as described above and any other Collateral in a manner acceptable to Citibank, (A) Citibank will have a valid and perfected first priority security interest in the Collateral Shares and the other Collateral and (B) Citibank will have control (within the meaning of Sections 8-106 and 9-106 of the UCC) of the Collateral Account, (vii) none of Counterparty’s entry into this Master Confirmation or Citibank’s exercise of any of its rights and remedies under this Master Confirmation will violate or conflict with the terms of any agreement made by or applicable to Counterparty or will violate or conflict with any law, rule, policy or order applicable to Counterparty or the Collateral, and (viii) Counterparty has furnished Citibank with copies of all material agreements, contracts or instruments that relate to the Collateral.

(e) Remedies. In addition to the rights granted to a secured party under the UCC (whether or not in effect in the jurisdiction where such rights are exercised), Citibank shall be entitled to hold the Collateral as collateral to the extent set forth below until the date all of Counterparty’s obligations in connection with each Transaction governed by the Master Confirmation, whether absolute or contingent, have been fully performed. If an Early Termination Date has occurred or been designated with respect to any Transaction following an Event of Default or Termination Event with respect to Counterparty, Citibank may exercise all rights with respect to the Collateral, sell or liquidate the Collateral to satisfy any of Counterparty’s Secured Obligations to Citibank and set off any amounts payable by Counterparty with respect to any Secured Obligations against any Collateral held by Citibank or the cash equivalent of any Collateral (or any obligation of Citibank to deliver any Collateral, including Rehypothecated Collateral, to Counterparty). Counterparty acknowledges and agrees that the Collateral may decline speedily in value and is of a type customarily sold on a recognized market (including on the Exchange, which is a recognized market within the meaning of Section 9-610 of the UCC) and, therefore, that Citibank is not required to send any notice of its intention to sell or otherwise dispose of the Collateral hereunder, except any notice that is required under applicable law and cannot be waived (in which case Counterparty agrees that ten days’ prior written notice shall be commercially reasonable). If an Early Termination Date has occurred or been designated with respect to any Transaction following an Event of Default or Termination Event with respect to Counterparty, then Citibank may, in its sole and absolute discretion, sell Collateral in a private sale in such manner and under such circumstances as Citibank may deem necessary or advisable (with Citibank or its affiliate having the right to purchase any or all of the Collateral Shares to be sold); provided that the manner of any such sale shall comply with any and all applicable requirements under the UCC, and notwithstanding that a registration statement for all or any of such Collateral has been or could be filed or is not required under the Securities Act. Counterparty acknowledges that such sale shall be deemed to have been made in a commercially reasonable manner, notwithstanding that any such sale may be for a price less than that which might have been obtained had such Collateral been so registered or otherwise publicly sold. Citibank shall apply the Collateral or the net proceeds of any such collection, exercise or sale to the payment in whole or in part of the Secured Obligations in such order as Citibank shall determine in the exercise of its sole discretion. Counterparty shall remain fully liable to Citibank for any amounts that remain outstanding after Citibank has liquidated and/or sold the Collateral and deducted its reasonable attorney fees and other costs and expenses incurred in connection therewith, plus interest thereon at the Default Rate (as defined in the Agreement) from the date incurred to the date paid (which shall be Secured Obligations). Counterparty acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of this Pledge and Security Annex and that such failure would not be adequately compensable in damages, and therefore agrees that its agreements contained in this Pledge and Security Annex may be specifically enforced. To the extent Collateral Shares have been Rehypothecated and an Early Termination Amount is determined by Citibank, the parties hereby agree that the value of Citibank’s return obligations with respect to such Rehypothecated Collateral Shares shall be determined using the value per Share Citibank used to determine such Early Termination Amount.

(f) Voting Rights. Unless a Potential Event of Default, an Event of Default or a Termination Event has occurred and is continuing with respect to Counterparty or an Early Termination Date has occurred or been designated as a result of such an Event of Default or Termination Event, Counterparty shall be entitled to exercise any and all voting and other consensual rights pertaining to the Collateral or any part thereof (other than Rehypothecated Collateral) for any purpose not inconsistent with the terms of this Master Confirmation; provided, however, that Counterparty shall not exercise or refrain from exercising any such right if, in the judgment of Citibank, such action would have a material adverse effect on the value of the Collateral or Citibank’s interest therein.

Annex B – 2

(g) Distributions. Unless a Potential Event of Default, an Event of Default or a Termination Event has occurred and is continuing with respect to Counterparty or an Early Termination Date has occurred or been designated as a result of an Event of Default or Termination Event with respect to Counterparty, Citibank shall pay over, or cause to be paid over, to Counterparty any Ordinary Cash Dividends made in respect of the Collateral actually received by or on behalf of Citibank (or that would have been received on any Rehypothecated Collateral) solely to the extent the amount received exceeds the corresponding Dividend Payment obligation. Any cash Excluded Distribution which results in a payment obligation by Counterparty to Citibank under this Master Confirmation shall be retained by Citibank in satisfaction of Counterparty’s payment obligation under the relevant provision, and any other Excluded Distribution shall be retained by Citibank as Collateral. Any Excluded Distribution, if received by Counterparty, shall promptly be paid or delivered to Citibank in the manner directed by Citibank to be held as Collateral hereunder or to be applied to cover Counterparty’s payment obligation under this Master Confirmation, as the case may be, and shall be deemed held in trust for (or, if not permitted under the applicable laws, for and on behalf of) Citibank until so paid or delivered. For purposes of this provision, “Excluded Distribution” shall mean any dividend or other distribution in respect of the Collateral other than the portion of an Ordinary Cash Dividend, if any, that exceeds the corresponding Dividend Payment.

(h) Application for Settlement. Unless Counterparty satisfies Counterparty’s delivery obligations under a Transaction through delivery of other Shares, Counterparty hereby authorizes Citibank on the applicable Settlement Date to apply Collateral in the form of Shares, including Rehypothecated Collateral, to satisfy Counterparty’s delivery obligations, if any, under such Transaction; provided that in no event shall (i) Citibank be required to make such application and (ii) this provision be construed as altering in any way Counterparty’s obligations to satisfy all conditions to Physical Settlement under this Master Confirmation.

(i) Preservation of Collateral. Counterparty will faithfully preserve and protect Citibank’s security interest in the Collateral, will defend Citibank’s right, title, lien and security interest in and to the Collateral against the claims and demands of all persons whomsoever, and will do all such acts and things and deliver all such documents and instruments, including without limitation further pledges, assignments, account control agreements, financing statements and continuation statements, as Citibank reasonably determines necessary or advisable from time to time in order to preserve, protect and perfect such security interest or to enable Citibank to exercise or enforce its rights with respect to any Collateral. Counterparty hereby irrevocably appoints Citibank as Counterparty’s attorney-in-fact (which power of attorney is coupled with an interest) for the purpose of taking any action and executing any instrument which Citibank may deem necessary or advisable to accomplish the purposes of the pledge contemplated by this Master Confirmation. Citibank shall exercise reasonable care of the Collateral to the extent required by applicable law and in any event shall be deemed to have exercised reasonable care if it exercises at least the same degree of care as it would exercise with respect to its own property. Except as specified in the preceding sentence, Citibank shall have no duty with respect to the Collateral, including, without limitation, any duty to collect any distributions thereon or enforce or preserve any rights in the Collateral pertaining thereto. Counterparty will not permit any lien, security interest, charge, adverse claim, restriction on transfer or other encumbrance, other than the lien and security interest Counterparty created hereby in favor of Citibank, to exist upon any of the Collateral. Counterparty will not take any action that could in any way limit or adversely affect the ability of Citibank to realize upon its rights in the Collateral. Counterparty will promptly pay when due all taxes, assessments or charges of any nature that are imposed with respect to the Collateral, or income or distributions in respect of the Collateral, upon becoming aware of the same.

(j) Taxes. Notwithstanding anything to the contrary elsewhere in the Agreement, this Master Confirmation or any Supplemental Confirmation, all payments and all deliveries of Collateral, or income or distributions in respect of Collateral, pursuant to the Agreement shall be made and the value of any Collateral, or income or distributions in respect of Collateral, shall be calculated net of any and all Covered Taxes that are imposed by any government or other taxing authority in respect thereof. For the purposes of this paragraph, “Covered Taxes” shall mean any and all present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including interest, penalties and additions thereto) that are imposed by any government or other taxing authority in respect thereof; provided that Covered Taxes shall not include any taxes, charges or assessments that result solely from the exercise by Citibank of its right of Rehypothecation.

Annex B – 3

(k) Control.

(i)

Control of the Account. This Master Confirmation shall constitute notification to Custodian that all assets standing to the credit of the Collateral Account at any time and from time to time (including, without limitation, the proceeds thereof) have been pledged by Counterparty to Citibank and Citibank shall have exclusive dominion and control over all the Collateral Account until all Secured Obligations have been paid in full.

(ii)

Exclusive Control. On and after the date of this Master Confirmation until Citibank notifies Custodian that all Secured Obligations have been paid in full, Custodian agrees that it will (i) cease complying with any instructions or other directions concerning the Collateral Account or any Collateral therein originated by Counterparty or Counterparty’s authorized representatives and (ii) comply solely with “entitlement orders” (within the meaning of Section 8-102(a)(8) of the UCC) and any other instructions originated by Citibank relating to the Collateral Account and the Collateral credited thereto (including, without limitation, relating to any “security entitlements” (within the meaning of Section 8-102(a)(17) of the UCC with respect thereto)), without further consent of Counterparty, including, without limitation, any instructions to transfer, sell or redeem any or all of the Collateral, instructions to transfer any or all of the Collateral to any account or accounts designated by Citibank, instructions to register title to any Collateral in any name specified by Citibank, including the name of Citibank, N.A. or Citigroup Global Markets Inc. or any of their nominees or agents, without reference to any interest of Counterparty, or otherwise deal with the Collateral as directed by Citibank.

(iii)

Delegates of Custodian. Custodian may hold Collateral, including securities and other investment property, through its nominee, a subcustodian, or in any other form and in any securities depository or clearing corporation by indicating that the securities are subject to a security interest; provided, however, that all Collateral shall be identified on Custodian’s books and records as subject to Citibank’s control and shall be in a form that permits transfer to Citibank without additional authorization or consent of Counterparty. Custodian may rely and shall be protected in acting upon any notice, instruction, or other communication from Citibank which it reasonably believes to be genuine and authorized.

(iv)

Reporting of Account. It is agreed that, for all applicable tax reporting and accounting purposes, all dividends, interests, distributions, gains and other profits with respect to the Collateral Account shall be reported in the name of Counterparty.

(v)

Nature of Account and Financial Assets. Custodian warrants and covenants that (i) the Collateral Account constitutes a “securities account” within the meaning of Article 8 of the UCC, (ii) the Collateral Account has been established and is maintained with Custodian in the name of Counterparty on its books and records and is maintained and will continue to be maintained as a segregated account, (iii) Custodian is a “securities intermediary” within the meaning of Section 8-102 of the UCC and for purposes of Article 8 of the UCC, the State of New York is the Custodian’s jurisdiction, (iv) all property delivered to Custodian for deposit into the Collateral Account will be promptly credited to such account and (v) each item of property (including, but not limited to, each item of “investment property” (as defined in the UCC) and each security, instrument or cash, and each security entitlement in any of the foregoing) credited to the Collateral Account shall be treated by Custodian as a “financial asset” under Article 8 of the UCC.

(vi)

THE CUSTODIAN’S JURISDICTION FOR THE PURPOSE OF SECTION 8-110 OF THE UCC SHALL BE THE STATE OF NEW YORK, AND THE LAW IN FORCE IN THE STATE OF NEW YORK IS APPLICABLE TO ALL ISSUES RELATED TO ARTICLE 2(1) OF THE HAGUE SECURITIES CONVENTION, AND ANY ACCOUNT AGREEMENT WITH RESPECT TO THE COLLATERAL ACCOUNT IS HEREBY AMENDED TO SO PROVIDE FOR NEW YORK LAW TO GOVERN SUCH ISSUES.

Annex B – 4

(l) Return of Collateral. When no amounts are or thereafter may become payable or Shares deliverable by Counterparty with respect to any Secured Obligations (except for any potential liability under Section 2(d) of the Agreement), Citibank will return or cause to be returned to Counterparty all Collateral, if any. When (x) no amounts are or thereafter may become payable or Shares deliverable by Counterparty with respect to any Secured Obligations relating to a particular Transaction (except for any potential liability under Section 2(d) of the Agreement), (y) no Potential Event of Default, Event of Default or Termination Event has occurred and is continuing with respect to Counterparty and (z) no Early Termination Date has occurred or been designated as the result of such an Event of Default or Termination Event, Citibank will return or cause to be returned to Counterparty all Collateral relating to such Transaction, if any, as determined by Citibank.

(m) Good Faith and Commercially Reasonable Manner. Performance of all obligations required under the terms of this Annex, including, but not limited to, any calculations, valuations and determinations required of either party, will be made in good faith and in a commercially reasonable manner.

Annex B – 5

Exhibit 8

Execution Version

SUPPLEMENTAL CONFIRMATION

Date:	April 7, 2022

To:	Kinetik Finance SARL
1, rue Peternelchen
L-2370 Howald
Luxembourg

From:	Citibank, N.A.
Fax	No.: 212-615-8985

The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between Citibank, N.A. (“Citibank”) and Kinetik Finance SARL (“Counterparty”) on the Trade Date specified below. This Supplemental Confirmation is a binding contract between Citibank and Counterparty as of the relevant Trade Date for the Transaction referenced below.

1. This Supplemental Confirmation supplements, forms part of, and is subject to the Master Terms and Conditions for Prepaid Share Forward Transactions dated as of April 7, 2022 between Citibank and Counterparty (as amended and supplemented from time to time, the “Master Confirmation”). All provisions contained in the Agreement (as modified and as defined in the Master Confirmation) shall govern this Supplemental Confirmation, except as expressly modified below, and capitalized terms used but not defined herein shall have the meanings specified in the Master Confirmation.

2. The terms of the Transaction to which this Supplemental Confirmation relates are as follows:

Trade Date:	April 7, 2022

Forward Price:	USD 3.20

Variable Obligation:	Not Applicable.

Number of Shares:	25,350,000

Prepayment Amount:	For each Component, an amount in USD equal to the Prepayment Amount Percentage of the Forward Price multiplied by the Number of Shares for such Component. In the aggregate for all Components, the Prepayment Amount is USD 79,335,360.00.

Prepayment Amount Percentage:	97.80%

Prepayment Date:	The second Currency Business Day following the later of (i) the Trade Date and (ii) the date on which all of the conditions specified in Section 4 of the Master Confirmation are satisfied or waived by Citibank; provided that, in the case of (ii) if such conditions are first all satisfied or waived after 11:00 a.m., New York time, on a Currency Business Day, the Prepayment Date shall be the third following Currency Business Day. On the Prepayment Date, Citibank shall apply the Prepayment Amount to Counterparty’s obligations under or in connection with that certain Margin Loan Agreement dated as of May 14, 2021 (as amended or modified from time to time, the “Margin Loan Agreement”), among Counterparty as Borrower, each lender from time to time party thereto, and Citibank, as Administrative Agent and as Calculation Agent, and if there is any excess after satisfaction in full of such obligations, pay such excess to Counterparty.

Final Disruption Date:	August 10, 2022

Extension Maximum:	35 Scheduled Trading Days

For each Component of the Transaction, the Number of Shares and the Scheduled Valuation Date are as set forth below.

Component Number	Number of Shares	Scheduled Valuation Date
1	724,285	6/9/2022
2	724,285	6/10/2022
3	724,285	6/13/2022
4	724,285	6/14/2022
5	724,285	6/15/2022
6	724,285	6/16/2022
7	724,285	6/17/2022
8	724,285	6/21/2022
9	724,285	6/22/2022
10	724,285	6/23/2022
11	724,286	6/24/2022
12	724,286	6/27/2022
13	724,286	6/28/2022
14	724,286	6/29/2022
15	724,286	6/30/2022
16	724,286	7/1/2022
17	724,286	7/5/2022
18	724,286	7/6/2022
19	724,286	7/7/2022
20	724,286	7/8/2022
21	724,286	7/11/2022
22	724,286	7/12/2022
23	724,286	7/13/2022
24	724,286	7/14/2022
25	724,286	7/15/2022
26	724,286	7/18/2022
27	724,286	7/19/2022
28	724,286	7/20/2022
29	724,286	7/21/2022
30	724,286	7/22/2022

31	724,286	7/25/2022
32	724,286	7/26/2022
33	724,286	7/27/2022
34	724,286	7/28/2022
35	724,286	7/29/2022

[Signature Page Follows.]

Counterparty hereby agrees (a) to check this Supplemental Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between us with respect to the particular Transaction to which this Supplemental Confirmation relates by manually signing this Supplemental Confirmation and providing any other information requested herein or in the Master Confirmation and immediately sending a facsimile transmission of an executed copy to us.

Yours sincerely,

CITIBANK, N.A.

By:	/s/ James Heathcote
Authorized Representative
James Heathcote

Confirmed as of the date first above written:

KINETIK FINANCE SARL

By:	/s/ Gilles Dusemon
Name: Gilles Dusemon
Title: Manager

[Signature Page to Supplemental Confirmation]